SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
     (EUA ENERGY)                           :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
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     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended December 31, 1996.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  March 25, 1997
                           EUA ENERGY INVESTMENT CORPORATION
                         ENERGY AND ENERGY CONSERVATION RESEARCH
                                  FOURTH QUARTER 1996

 (1) EUA Energy Investment Corporation Financial Statements for the fourth quarter 1996.

                    EUA ENERGY INVESTMENT CORPORATION
                         CONDENSED BALANCE SHEET
                           December 31, 1996
                               (Unaudited)
                       (In Thousands of Dollars)

                       ASSETS

Property and other investments:
    Investment - Subsidiaries                      ($2,557)
    Other Assets                                       466
          Total fixed Assets                        (2,091)
Current Assets:
    Cash and temporary Cash Investments                 15
    Notes Receivable                                16,766
    Accounts Receivable                              (114)
    Prepayments and Other Assets                        40
          Total Current Assets                      16,707
TOTAL ASSETS                                       $14,616

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Loss) Earnings                           (13,040)
          Total Common Equity                      (13,039)
          Total Capitalization                     (13,039)
Current Liabilities:
    Notes Payable to Parent                         28,421
    Accounts Payable                                    30
    Accrued Taxes                                        0
    Accrued Interest                                   441
    Other Current Liabilities                            0
          Total Current Liabilities                 28,892
Accumulated Deferred Taxes                          (1,237)
TOTAL LIABILITIES AND EQUITY                       $14,616


                    EUA ENERGY INVESTMENT CORPORATION
                         CONDENSED INCOME STATEMENT
         For the Quarter Ended and 12 Months ended December 31, 1996
                              (Unaudited)
                         (In Thousands of Dollars)

                                     QUARTER ENDED       YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                                344       869
    Depreciation & Amortization                5        12
    Taxes - Other                              2        16
    Income and Deferred Taxes (Credit)      (176)     (499)
          Total Operating Expenses           176       398
Operating Income (Loss)                     (176)     (398)
Other Income and Deductions                 (695)   (2,346)
    Income Before Interest Charges          (871)   (2,744)
Interest Charges:
    Interest Expense - Ass. Cos.             383     1,239
    Other Interest Expense                     1         6
          Total Interest Charges             384     1,245
Net Income (Loss)                        ($1,255)  ($3,989)


                    EUA ENERGY INVESTMENT CORPORATION
                          STATEMENT OF CASH FLOWS
                For the Twelve Months Ended December 31, 1996
                               (Unaudited)
                          (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income (Loss)                      ($3,989)
    Depreciation & Amortization                          0
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                 (6,299)
        Accounts & Notes Payable                    12,258
        Accrued Expenses                            (1,237)
        Deferred Income Taxes                          307
        Other (Net)                                   (406)
          Net Operating Activities                     634
Financing Activities:
    Equity Contributions                                 0
    Long Term Debt                                       0
    Other (Net)                                          0
          Net Financing Activities                       0
Investing Activities:
    Investments in Subsidiaries                       (625)
    Capital Expenditures                                 0
          Net Investing Activities                    (625)
Cash Provided (Used)                                   ($9)


                    EUA ENERGY INVESTMENT CORPORATION
                 ENERGY AND ENERGY CONSERVATION RESEARCH
                             FOURTH QUARTER 1996

(2) EUA Energy has not invested in nor become obligated to invest in any cogeneration or small power production projects.


(3) EUA Energy utilized $9,508 of its authorized $5 million in R&D funding in the fourth quarter of 1996. On a cummulative basis EUA Energy has utilized $2,855,686 of funding through December 31, 1996. The fourth quarter R&D expenditures were used in the development of applications for electric compression of gas pipelines in North America. EUA Energy is funding one-half of the $525,000 development budget for this project in conjunction with AllQuest Pipeline Services.


(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications